

September 5, 2014

Via E-mail
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

> **Re: NCM Financial, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-193160**

Dear Mr. Noel:

We have the following comments after reviewing your response letter dated August 6, 2014 and the above-referenced registration statement. Unless otherwise noted, references to prior comments are to those in our letter dated August 4, 2014.

General

1. Please amend your registration statement to update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Financial Statements for the years ended December 31, 2013 and 2012

Statements of Stockholders' Equity(Deficit), page F-4

2. We acknowledge your response to prior comment 1. Please clarify why your response refers to three years when the expense was recognized in 2013. Confirm that the hours included in the table represent services hours delivered or provided to the company. The fair value of the services received would be based on value that the vendor would charge you or other customers for similar services (i.e., the hourly rate times services hours provided). ASC 505-50-30-6 establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Further, fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties.

You may contact Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC